UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark one)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number 001-35914

MURPHY USA INC. SAVINGS PLAN
(Full title of the Plan)

MURPHY USA INC.
(Name of issuer of securities held pursuant to Plan)

200 Peach Street, El Dorado, Arkansas	71730-5836
(Address of issuer's principal executive office)	(Zip Code)

Murphy USA Inc. Savings Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2022	5

Notes to Financial Statements	6

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2022	9

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or not required.

Signature	10

Exhibit 23.1: Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Murphy USA, Inc. Savings Plan
El Dorado, Arkansas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Murphy USA Inc. Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ POSTLETHWAITE & NETTERVILLE, APAC

We have served as the Company's Plan auditor since 2020.

Metairie, Louisiana
June 22, 2023

Murphy USA Inc. Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets
Beneficial interest in Master Trust net assets available for benefits (See Note 2)	$172,090,751	$181,121,865
Receivables
Profit sharing contributions	7,651,738	7,554,044
Notes receivable from participants	4,358,642	4,229,148
Net assets available for benefits	$184,101,131	$192,905,057

See accompanying notes to financial statements, page 6

Murphy USA Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022

Beneficial interest in the net investment income of Master Trust (see Note 2)	$(16,345,935)

Contributions:
Employer	13,801,180
Employee	8,582,403
Rollover from other plans	547,593
Total contributions	22,931,176
Interest income from notes receivable	201,672
Benefits paid directly to participants	(15,590,839)
Net change for the year	(8,803,926)
Net assets available for benefits at beginning of the year	192,905,057
Net assets available for benefits at end of the year	$184,101,131

 See accompanying notes to financial statements, page 6

Murphy USA Inc. Savings Plan
Notes to Financial Statements

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Murphy USA Inc. Savings Plan ("the Plan") have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits.  These statements present the Plan's investments as a beneficial interest in the Master Trust (see Note 2). Investments are reported at fair value. Benefits are recorded when paid.  The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

Significant Provisions

The Plan was adopted effective August 31, 2013 to cause the accounts of all Murphy USA employees which were previously held by the Thrift Plan for Employees of Murphy Oil Corporation to be transferred to the Plan for employees of Murphy USA Inc. and its subsidiaries, all of which were 100% vested on the date the assets were transferred to the Plan and its related trust.  For new participants vesting service is 100% after completion of one full year of employment for the Discretionary Employer Contribution Accounts and three full years for the Profit Sharing Contribution Accounts.

The Plan assumed sole responsibility for the liabilities with respect to the transferred accounts of such Murphy USA employees.

The following is a summary of certain information related to the Plan, which is sponsored by Murphy USA Inc. ("Murphy") and administered by Murphy 's Employee Benefits Committee ("the Committee"). The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee, except leased or contract employees, of one of the following companies (identified herein collectively as "the Companies" and individually as "the Company") who is in Covered Employment as defined by the Plan may participate in the Plan.

A. Murphy USA Inc.

B.  Murphy Oil USA, Inc., a wholly owned subsidiary of Murphy, other than an hourly paid retail store based employee of Murphy Oil USA, Inc.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A.    Salary Deferral Account - participant's allotments up to a maximum of 25% of base pay for the year, but not to exceed $20,500 annually in 2022.

B. Matching Employer Contribution Account - Company contributions, dollar-for-dollar, based on the participant's allotments (up to a maximum of 6% of regular earnings including overtime) made to the Salary Deferral Account.

C. Employee Contribution Account - a non-highly paid participant's after-tax allotments up to a maximum of 10% of base pay for the year. If highly paid, no after-tax allotments are allowed.
D. Rollover Account - contributions made by an employee from a prior qualified plan.

E. Catch-Up Contribution Account - participant's allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 25% of base pay for the year, but not to exceed $6,500 for 2022.

F. Discretionary Profit-Sharing Contribution Account - Company discretionary contributions began at the inception of the Plan.  Contributions included in the 2022 period were based on the established contribution rates applied to the pro-rata base pay plus annual bonus of the eligible participants.

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

At the date the assets were transferred to the Plan, all active participants were vested in all Company contributions.  Any amounts contributed by the Companies that are forfeited by participants in accordance with provisions of the Plan are applied to reduce subsequent contributions by the Companies.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination.  After a hardship withdrawal from a Salary Deferral Account, participation in the Salary Deferral Account and Matching Employer Contribution Account is suspended for six months.  A withdrawal from a Rollover Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance.  A participant may have one general-purpose loan and one residential loan outstanding at any one time.  The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan.  Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions.  Each loan has a $35 initiation fee and a $3.75 quarterly maintenance fee.  Interest rates on outstanding loans at December 31, 2022 range from 3.25% to 8.00%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Investment Options

Each Plan participant may invest contributions in one or more of 26 investment options within the Master Trust. A participant determines how each of his or her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages. Account balance transfers must be a minimum of 1% of the account balance.

Obligation for Contributions to the Plan

The Companies have voluntarily agreed to make contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 6% of the participant's regular earnings including overtime.  For the period from January 1, 2022 to December 31, 2022 these contributions were $6,149,442. Although the Companies have not expressed any intent to terminate the Plan, they may do so at any time.

The Companies may make contributions to the Profit Sharing component of the Plan at their discretion. Contributions are determined based on the participant's attained whole years of age and attained whole years of vesting service determined as of the first day of the Plan year. The percentage of compensation to be contributed is determined by the sum of those two numbers. If the sum is (1) less than 50, the applicable rate is 5.0%, (2) 50 but less than 70, the applicable rate is 7.0%, and (3) 70 and higher, the applicable rate is 9.0%. However, these rates shall not apply to a store manager in the marketing service station operations as they are entitled to a profit sharing contribution of 5.0% of their compensation (base pay plus bonus, excluding overtime, commissions and other forms of extra pay) for the Plan Year. Employees become eligible for the profit sharing contribution after completing one year of vesting service and must be actively employed by Company on the last day of a plan year. For the period from January 1, 2022 to December 31, 2022 these contributions were $7,651,738, which is net of forfeitures applied of $900,000 and will be funded in 2023. Therefore, this amount is recorded as a receivable from the Plan sponsor.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration, at its discretion, and if not paid by Murphy are paid by the Plan or by participants' fees.

Revenue sharing arrangements between the Plan's investment funds and the Plan's trustee are not used to pay the Plan's administrative expenses, but rather are credited into the accounts of the participants invested in the respective investment funds which generated such amounts. The revenue sharing credits are reported net of administrative fees in investment income.

Plan Termination

Although it has not expressed an intention to do so, Murphy USA Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Forfeited Accounts

Forfeitures may arise if a participant's separation from service occurs before the three-year vesting period for the Profit Sharing Contribution Accounts. Forfeited non-vested amounts were used to reduce employer contributions by $900,000, for the 2022 Plan year. At December 31, 2022, there were $391,004 funds in forfeited non-vested accounts and at December 31, 2021, there were $573,272.

Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the actual transfer date. There were no such transfers during the years ended December 31, 2022 and 2021.

2. Master Trust Net Assets

The assets of the Plan are commingled in a Master Trust with the assets of another plan sponsored by Murphy USA Inc.  Fidelity Management Trust Company ("FMTC"), Boston, Massachusetts, is the Trustee.  The Master Trust had no nonparticipant-directed investments related to the Plan.

The Master Trust for Murphy USA Inc. was established August 31, 2013, concurrent with the separation from Murphy Oil Corporation. Assets for the Plan were held in the Master Trust for Murphy Oil Corporation prior to the transfer of the assets on September 7, 2013.

The following table presents the net assets of the Master Trust at December 31, 2022 and 2021 by type of investment.

	2022		2021
Investments at fair value	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Common Stock
Murphy USA Inc.	$31,241,714	$31,214,131	$22,438,168	$22,417,028
Murphy Oil Corporation	2,434,542	2,418,945	1,771,424	1,760,813
Common stock	33,676,256	33,633,076	24,209,592	24,177,841
Common collective trust	10,017,743	9,501,697	8,841,040	8,305,480
Registered investment companies	138,502,358	128,955,978	161,511,285	148,638,544
Net assets	$182,196,357	$172,090,751	$194,561,917	$181,121,865

The net decrease in the net assets of the Master Trust for the year ended December 31, 2022, excluding participants allotments, Company contributions, and benefit payments, was as follows.

Investment Income	Master Trust	Plan's Portion
Dividends and interest	$12,455,698	$11,453,849
Net depreciation in market value of investments	(31,450,114)	(28,245,694)
Total investment loss	(18,994,416)	(16,791,845)
Administrative (expenses) net of revenue sharing credits	472,422	445,910
Net investment loss	$(18,521,994)	$(16,345,935)

The beneficial interests of the participating plans in the net assets of the Master Trust and the net investment income (loss) of the Master Trust are allocated in accordance with each participant's account balance. Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock.  Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in a common collective trust ("CCT") with FMTC.  FMTC maintains the contributions in a general account.  The Plan's interest in the CCT is valued at the net asset value of the underlying investments reported by the issuer.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at net asset value daily.  There are no reserves against net asset value for credit risk of the contract issuer or otherwise.

The CCT does not permit the insurance companies or financial institutions to terminate the agreement prior to the scheduled maturity date.

3. Risk and Uncertainties

The Plan, through its investment in the Master Trust, provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. ("FIIOC") handles record keeping and administration of the Plan and the Master Trust.  Certain of the Plan's investment options are in shares in registered investment companies managed by Fidelity Management & Research Company ("FMRC").  FIIOC and FMRC are both affiliates of Fidelity Management Trust Company ("FMTC"), who is the Trustee for the Plan and also manages the Managed Income Portfolio I.  FMRC's fees were deducted from the earnings of the mutual funds it manages.  Total trustee and administrative fees paid from the Master Trust in the 2022 period were $60,326. The Master Trust paid $36,732 in trustee and administrative fees to FMTC and FIIOC in 2022 for the Savings Plan and also $23,594 for the other plan included in the Master Trust.  For the year ended December 31, 2022, the Savings Plan earned $482,642 in revenue sharing credits and the other plan included in the Master Trust earned $50,106.

In addition, the Plan provides for investment in Murphy USA Inc. and Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions.  Contributions into the MUSA Stock Fund totaled $2,259,445 for the year ended December 31, 2022, while distributions out of the MUSA Stock Fund totaled $2,482,152. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

5. Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, that the related Master Trust is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue code of 1986, as amended. As a Cycle "A" filer, Murphy USA requested a new determination letter from the IRS under the cycle that opened in the year 2016. In a letter dated March 23, 2018, the Internal Revenue Service informed the Company that the Plan and Master Trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986 as amended. Until cash or shares are withdrawn from the Plan by a participant or a participant's beneficiary, no income tax is payable by the participant/beneficiary on: contributions made by the Company on the participant's behalf, allotments made by the participant pursuant to the Economic Recovery Tax Act of 1981, or the participant's proportional share of the investment income of the Master Trust.

6. Assets at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits. The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality.  Level 1 inputs are quoted prices in active markets for identical

Murphy USA Inc. Savings Plan
Notes to Financial Statements

assets or liabilities.  Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2022 and 2021.

Common stocks - valued at the closing sales price reported on recognized securities exchange on the last business day of the fiscal year.

Registered investment companies - valued at quoted market prices which represent the net asset value of shares held by the Plan on the last business day of the fiscal year.

Common collective trust - valued at the net asset value of units of a collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund of units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying assets.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

Recurring Measurements

The following tables presents sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2022 and 2021.

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
December 31, 2022	Fair Value	(Level l)	(Level 2)	(Level 3)
Common stock	$33,676,256	33,676,256	—	—
Registered investment companies and other receivables	138,502,358	138,502,358	—	—
	172,178,614	172,178,614	—	—
Common collective trust funds measured at Net Asset Value	10,017,743
Total investments at fair value	$182,196,357

Murphy USA Inc. Savings Plan
Notes to Financial Statements

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
December 31, 2021	Fair Value	(Level l)	(Level 2)	(Level 3)
Common stock	$24,209,592	24,209,592	—	—
Registered investment companies and other receivables	161,511,285	161,511,285	—	—
	185,720,877	185,720,877	—	—
Common collective trust funds measured at Net Asset Value	8,841,040
Total investments at fair value	$194,561,917

The above table does not include notes receivable from participants in the amount of $4,358,642 for 2022 and $4,229,148 for 2021.

7. Subsequent Event

Effective January 1, 2023, the Murphy USA Inc. Profit Sharing plan and the QuickChek Corporation 401 (k) Savings and Retirement Plan were each merged with and into the Plan as of the end of the day on December 31, 2022, with the Plan being the sole surviving plan. The Plan is hereby amended and restated, without a gap or lapse of coverage, effective January 1, 2023.

Schedule I

Murphy USA Inc. Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

Identity of issue/description of investment	Current value
Beneficial interest in Master Trust*	$172,090,751
Notes receivable from participants**	4,358,642
$176,449,393

*The Plan's beneficial interest in the Master Trust includes investments in certain funds that represent a party-in-interest.
**Party-in-interest. Interest rates between 3.25% to 8.00%, maturities through November 2037 (see Note 1).

Murphy USA Inc. Savings Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly  caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MURPHY USA INC. SAVINGS PLAN

Date:	June 22, 2023	By: /s/ Celeste Jackson
Celeste Jackson
Vice President, Human Resources and
Chair of Employee Benefits Committee, Murphy USA Inc.